UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.     )*

China Medicine Corporation

(Name of Issuer)

Common Stock,  $0.0001 par value per share

(Title of Class of Securities)

169491107

(CUSIP Number)

May 7, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 169491107

1.	Names of Reporting Persons Capital Ventures International

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power ** 1,100,000 Shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power ** 1,100,000 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) CO

** Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 169491107

1.	Names of Reporting Persons Susquehanna Advisors Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power ** 1,100,000 Shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power ** 1,100,000 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) CO

** Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 169491107
Item 1.
	(a)	Name of Issuer China Medicine Corporation, a Delaware corporation (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 24A Jefferson Plaza Princeton, NJ 08540

Item 2.
(a)

Name of Person Filing
This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock of the Company, $0.0001 par value per share (the “Shares”).

(i)  Capital Ventures International

(ii) Susquehanna Advisors Group, Inc.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Capital Ventures International is:

One Capitol Place

P.O. Box 1787 GT

Grand Cayman, Cayman Islands

British West Indies

The address of the principal business office of Susquehanna Advisors Group, Inc. is:

401 City Avenue, Suite 220

Bala Cynwyd, PA 19004

	(c)	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
	(d)	Title of Class of Securities Common Stock, $0.0001 par value per share
	(e)	CUSIP Number 169491107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 169491107
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. The Company’s Form 10-QSB for the Quarterly Period Ended June 30, 2007, filed on August 13, 2007, indicates that there were 13,306,738 Shares outstanding as of August 10, 2007.

Susquehanna Advisors Group, Inc., which serves as the investment manager to Capital Ventures International, may be deemed to be the beneficial owner of all Shares owned by Capital Ventures International. Each Reporting Person hereby disclaims any beneficial ownership of any such Shares, except to the extent of any pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of October 17, 2007, by and among Capital Ventures International and Susquehanna Advisors Group, Inc.

Exhibit II:  Limited Power of Attorney executed by Capital Ventures International, authorizing Bala International, Inc. (predecessor to Susquehanna Advisors Group, Inc.) to sign and file this Schedule 13G on its behalf, dated as of May 28, 1996.

CUSIP No. 169491107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2007

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc.		By:	/s/ Todd Silverberg
pursuant to a Limited Power of Attorney		Name:	Todd Silverberg
		Title	Assistant Secretary
By:	/s/ Todd Silverberg
Name:	Todd Silverberg
Title	Assistant Secretary

The Limited Power of Attorney executed by Capital Ventures International, authorizing Bala International, Inc. (predecessor to Susquehanna Advisors Group, Inc.) to sign and file this Schedule 13G on its behalf, is filed as Exhibit II to this Schedule 13G and is hereby incorporated by reference.

CUSIP No. 169491107

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of October 17, 2007

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc.		By:	/s/ Todd Silverberg
pursuant to a Limited Power of Attorney		Name:	Todd Silverberg
		Title	Assistant Secretary
By:	/s/ Todd Silverberg
Name:	Todd Silverberg
Title	Assistant Secretary

CUSIP No. 169491107

EXHIBIT II

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 28th day of May, 1996 by Capital Ventures International (hereinafter called “the Company”) whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1787, Grand Cayman, Cayman Islands, B.W.I.

WHEREAS by agreement dated May 28, 1996, by and between the Company and Bala International, Inc, the Company expressly authorised Bala International, Inc. to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodburne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of Bala International, Inc. which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

IN WITNESS WHEREOF the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF
CAPITAL VENTURES INTERNATIONAL	/s/ Ian A.N. Wight
was hereunto affixed in the presence of:	Ian A.N. Wight
(Director)

/s/ Illegible
Withness	/s/ Woodburne Associates
For: Woodburne Associates
(Cayman) Limited
Secretary